Exhibit 99.16

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Date of Report: May 16, 2024

This management’s discussion and analysis (“MD&A”) for Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) is intended to help the reader understand the significant factors that have affected Elemental Altus and its subsidiaries’ performance, as well as factors that may affect its future performance.

The information contained in this MD&A for the three months ended March 31, should be read in conjunction with the condensed interim consolidated financial statements of Elemental Altus for the same period together with the audited consolidated financial statements for the year ended December 31, 2023 and the accompanying MD&A for that fiscal year. The information contained within this MD&A is as of May 16, 2024.

The referenced condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All figures are expressed in US dollars, the Company’s presentation and functional currency, unless otherwise indicated. Additional information is available on the Company’s SEDAR profile at www.sedarplus.ca.

Contents

1.	DESCRIPTION OF THE BUSINESS	3
2.	OVERALL PERFORMANCE	4
3.	ROYALTY AND STREAM PORTFOLIO	6
4.	PRINCIPAL ROYALTIES AND STREAMS	7
5.	ROYALTY GENERATION	9
6.	DISCUSSION OF OPERATIONS	10
7.	SUMMARY OF QUARTERLY RESULTS	12
8.	LIQUIDITY AND CAPITAL RESOURCES	13
9.	BORROWINGS	13
10.	NON-IFRS MEASURES	14
11.	FINANCING ACTIVITIES	16
12.	OFF-BALANCE SHEET ARRANGEMENTS	16
13.	ACCOUNTING STANDARDS RECENTLY ADOPTED	16
14.	RELATED PARTY TRANSACTIONS	17
15.	FINANCIAL INSTRUMENTS	17
16.	OUTSTANDING SHARE DATA	19
17.	RISKS & UNCERTAINTIES	19
18.	FORWARD-LOOKING STATEMENTS	20

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

1.	DESCRIPTION OF THE BUSINESS

Elemental Altus is a TSX Venture Exchange (“TSX-V”) listed precious metals royalty company focused on acquiring royalties and streams over producing, or near producing, assets from established operators and counterparties.

The Company’s gold-focused royalty portfolio includes several top-tier operators and is diversified by jurisdiction, serving to reduce operating risk to the Company and to the individual investor. By relying on advanced assets, the Company is able to minimize funding and development risks that are outside Elemental Altus’ control. Elemental Altus focuses on acquiring royalty assets located in multiple mining jurisdictions to seek to mitigate the risks of political instability and policy changes.

The Company’s common shares are listed on the TSX-V under the symbol “ELE” and the OTCQX under the symbol “ELEMF”.

The Company’s current portfolio includes nine producing royalties spread across six jurisdictions as well as nearly seventy other royalty interests. This portfolio represents a stable current revenue profile with organic opportunities to increase future revenue. The Company benefits from strong shareholder support from its largest investor, La Mancha Resource Fund SCSp (“La Mancha”), and from other institutional investors.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

2.	OVERALL PERFORMANCE

	Three months ended March 31,
	2024	2023
	$’000	$’000
Total Revenue	3,327	2,806
Adjusted Revenue*	4,747	3,827
Adjusted Cash flows from operations*	1,170	(68)
Total net (loss)	(1,014)	(1,916)
Adjusted EBITDA*	3,199	2,253

	2024	2023
	GEO	GEO
Total attributable Gold Equivalent Ounces (“GEO”)	2,283	2,016

* See the “Non-IFRS Measures” section of this MD&A.

Highlights and key developments

•	On 27 February 2024, the Company sold its initial Firefly Metals Ltd shares that it has received as part of the Ming gold stream disposal for $2.33 million.

•	On March 21, 2024, the Company made a repayment of $5 million of its credit facility, reducing the borrowing balance for the Company to $25 million (December 31, 2023: $30 million) and the unutilized amount of the credit facility is $15 million (December 31, 2023: $10 million).

•	On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Limited for $1.18 million.

Subsequent to March 31, 2024

•	On April 22, 2024, the Company has received a 1.25%-1.40% NSR royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining And Exploration Limited (“Rio Tinto") having the licence to operate. The royalty serves as repayment for the Company's $0.23 million (GBP 0.20 million) receivable balance from Aterian Plc.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

The following table summarizes the Company’s revenue from royalty interests during the three months ended March 31, 2024 and 2023. Adjusted revenue also includes accrued royalty revenue from equity investments for the same periods (see section 10 – Non-IFRS Measures).

	Three months ended March 31,
	2024 $’000	2023 $’000
Revenue from royalties
Amancaya	72	237
Ballarat	54	35
Bonikro	929	179
Karlawinda	1,180	1,260
Mercedes	265	239
Mount Pleasant	96	103
SKO	70	84
Wahgnion	661	669
Total revenue	3,327	2,806
Royalty revenue from equity investments
Caserones[1]	1,420	1,021
Adjusted revenue	4,747	3,827

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at March 31, 2024.

The following table summarizes the Company’s GEOs from royalty interests during the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
	2024 GEO	2023 GEO
Amancaya	35	125
Ballarat	26	19
Bonikro	446	94
Karlawinda	567	663
Mercedes	128	126
Mount Pleasant	46	55
SKO	34	44
Wahgnion	318	352
Total GEOs from royalty interests	1,600	1,478
Caserones[1]	683	538
Total GEOs [1]	2,283	2,016

(1) See the “Non-IFRS Measures” section of this MD&A.

2024 Guidance

The Company is on track to meet its previously announced 2024 guidance of 10,000 to 11,700 GEOs. This rise in GEOs, with a midpoint growth of 20% from 2023, is driven by the organic growth in production output from the Company’s existing royalties. Additionally, the expected commencement of production from its existing Diba royalty further contributes to this growth trajectory.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

3.	ROYALTY PORTFOLIO

Elemental Altus’ focus is on securing royalties and streams over high-quality precious metals assets with established operators. As at March 31, 2024, the Company owns 89 royalties. Elemental Altus has nine royalties that are currently paying, including five in Australia, two in Chile, and one each in Burkina Faso, Côte d’Ivoire and Mexico. The following table lists the producing and notable development royalty and stream interests that Elemental Altus currently owns either directly, or indirectly through its subsidiaries and associates as at the date of this report. Royalty Type means either a net smelter return (NSR), gross revenue royalty (GRR), net profit interest (NPI), or royalty per production ounce.

Project	Operator	Location	Commodity	Stage	Royalty Type
Amancaya	Austral Gold Ltd	Chile	Gold, silver	Production	2.25% NSR
Ballarat	Victory Minerals Pty Ltd	Australia	Gold	Production	1.25% NSR
Bonikro	Allied Gold	Côte d’Ivoire	Gold	Production	2.25% NSR
Cactus	Arizona Sonoran Copper Company	USA	Copper	Feasibility	0.68% NSR
Caserones	Lundin Mining Corp.	Chile	Copper	Production	0.473% NSR
Diba (Lakanfla)	Allied Gold Corp.	Mali	Gold	Construction	3% NSR
Karlawinda	Capricorn Metals Ltd	Australia	Gold	Production	2% NSR
Laverton	Focus Minerals Ltd	Australia	Gold	Feasibility	2% GRR
Mercedes	Bear Creek Mining Corp.	Mexico	Gold, silver	Production	1% NSR
Mt. Pleasant	Zijin Mining Group	Australia	Gold	Production	5% NPI or A$10/oz
Pickle Crow	FireFly Metals Ltd	Canada	Gold	Feasibility	2.25% NSR
South Kalgoorlie	Northern Star Resources Ltd	Australia	Gold	Production	A$5/oz
Wahgnion	Lilium Mining	Burkina Faso	Gold	Production	1% NSR

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

4.	PRINCIPAL ROYALTIES AND STREAMS

Karlawinda

Location:	Western Australia
Commodity:	Gold
Operator:	Capricorn Metals Ltd. (ASX:CMM) (“Capricorn”)
Royalty:	2% NSR royalty

Update

•	Q1 2024 gold production from Karlawinda was 26,017 ounces (Q1 2023: 30,841 ounces)

•	Gold production for the June 2024 quarter is expected to be in the range of 26,000 – 29,000 ounces resulting in production of 112,000 – 115,000 ounces for the year to June 2024

•	Mining activities at KGP were impacted by significant rainfall of 150 millimetres in March 2024, following an earlier rainfall event in January 2024 of 133 millimetres. The combined impact of these two weather events has been the loss of mining shifts totalling in excess of 8 full days of mining in the March 2024 quarter

•	An RC infill drilling programme of 20,440 metres (114 holes) commenced at the Bibra, Southern Corridor and Berwick deposits to infill drill the deeper parts of the deposit and allow the conversion of inferred material to indicated category in the September 2024 quarter.

Caserones

Location:	Chile
Commodity:	Copper
Operator:	Lundin Mining Corp. (TSX:LUN) (“Lundin Mining”)
Royalty:	0.473% NSR royalty (held through associate company, SLM California)

Update

•	In Q1 2024, the Company accrued adjusted royalty revenue of $1.4 million, based on reported production of 34.2kt of copper (Q1 2023: 33.3kt) and 0.9kt of molybdenum (Q1 2023: 1.0kt).

•	Copper and molybdenum production was slightly lower than expected due to reduced throughput caused by unplanned maintenance, combined with lower recoveries due to mine sequencing

•	Exploration drilling was completed in the lower portion of the mineral resource and at the Angelica oxide and sulphide targets, both near-mine targets that would add potential mineral resources and extend the life of the operation.

Wahgnion

Location:	Burkina Faso
Commodity:	Gold
Operator:	Lilium Mining (“Lilium”)
Royalty:	1% NSR royalty

Update:

•	Q1 2024 gold production from Wahgnion was 35,393 ounces (Q1 2023: 38,357 ounces).

•	Lilium expects to produce 140,000 - 160,000 ounces of gold from Wahgnion in 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Bonikro

Location:	Cote d’Ivoire
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	Up to 2.25% NSR royalty, capped at 560,000 ounces

Update

•	Royalty attributable sales in Q1 2024 was 21,407 ounces (Q1 2023: 4,471 ounces) due to the majority of production being sourced from royalty linked areas

•	The Company owns an NSR royalty on an area of the mine known as ‘Pushback 5’ at Allied’s open pit Bonikro gold mine in Cote d’Ivoire. At gold prices above $1,450/oz, the NSR royalty is at an effective rate of 2.25%, capped at 560,000 ounces.

Cactus

Location:	USA
Commodity:	Copper
Operator:	Arizona Sonoran Copper Company (TSX:ASCU) (“Arizona Sonoran”)
Royalty:	0.68% NSR royalty

Update

•	On February 21, 2024, Arizona Sonoran released a Prefeasibility Study outlining average annual production of 110 million pounds of copper, with a peak of 149 million pounds of copper over an initial 21 year life, and favourable metallurgy with a range of 85%-92% LOM average soluble copper recoveries

•	Additionally, Arizona Sonoran announced maiden Proven & Probable Reserves of 276.3 million tons at 0.48% Soluble Copper or 3.0 billion pounds of copper

•	A Preliminary Economic Assessment incorporating the Nuton sulphide leaching technology is expected in H2 2024

Mercedes

Location:	Mexico
Commodity:	Gold & silver
Operator:	Bear Creek Mining Corporation (TSX-V:BCM) (“Bear Creek”)
Royalty:	1% NSR royalty

Update

•	Q1 2024 gold production from Mercedes were 12,228 ounces (Q1 2023: 12,419 ounces).

•	Production results were positively impacted by increased gold grades and robust development

•	Development meters increased in the quarter, which has resulted in more working faces

Ballarat

Location:	Victoria, Australia
Commodity:	Gold
Operator:	Victory Minerals Pty Ltd
Royalty:	1.25% NSR royalty, capped at A$25m in royalty payments

Update

•	The operator of the Ballarat Mine, Balmaine Gold Pty Ltd, entered administration in March 2023.

•	The administration concluded successfully and royalty revenue recommenced from January 31, 2024 with the new operator Victory Minerals Pty Ltd.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

5.	ROYALTY GENERATION

Ethiopia

On July 21, 2023, the Company agreed the sale of 95% of Altau Resources Limited to Canadian incorporated ANS Exploration Corp. (“ANS”). The transaction consideration includes: two uncapped 2.5% NSR royalties, $200,000 in cash comprising $50,000 upfront and 5 quarterly payments of $30,000, up to a 5% equity interest in ANS upon any future Initial Public Offering of ANS equity and up to $1 million in milestone performance cash payments. The 5% equity interest retained in Altau will be non-dilutable until completion of a feasibility study. ANS has a 5 year buy-back option on up to 1% of the royalties for $1.5 million each.

The transaction is expected to close in 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

6.	DISCUSSION OF OPERATIONS

The discussion of operations relates to the Company’s three and twelve months ended March 31, 2024 and 2023.

	Three months ended
	March 31,
	2024	2023
	$’000	$’000
Revenue from royalties and streams	3,327	2,806
Depletion of royalty interests	(1,628)	(1,875)
Share of profit of associates	524	209
General and administrative expenses	(1,534)	(1,890)
Project evaluation expenses	(25)	(47)
Transaction related expenses	(400)	-
Impairment charge	-	(124)
Share-based compensation expense	(346)	(19)
Interest income	29	30
Interest and financing expenses	(666)	(620)
Fair value (loss) / gain on investments	1	(184)
Foreign exchange gains / (losses)	(94)	35
Other income	166	339
Tax expense	(302)	(288)
Loss on disposal	(36)	-
Net loss on discontinued operations	(30)	(288)
Net profit / (loss) for the period	(1,014)	(1,916)

Adjusted operating cash flows(1)	1,170	(68)

Adjusted revenue(1)	4,747	3,827
Adjusted depletion(1)	(2,055)	(2,329)

Adjusted EBITDA(1)	3,199	2,367

(1)  See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Three months ended March 31, 2024

The Company recorded a net loss of $1.01 million for the three months ended March 31, 2024, compared to a net loss of $1.92 million for the three month ended March 31, 2023. The movement in net loss is due to a combination of factors, as discussed below.

Total revenue increased to $3.33 million (2023: $2.81 million), primarily driven by increased production from the Bonikro royalty compared to the previous period and higher gold prices. Adjusted revenue has increased to $4.75 million (2023: $3.83 million), attributed to the incorporation of revenue generated from the additional Caserones royalty acquired in the second and third quarters of 2023 and higher copper prices.

Depletion of royalty interests has decreased to $1.63 million (2023: $1.88 million), this decline is attributed to royalties with relative larger depletable bases (reserves and resources) being the primary revenue generators in the period. Adjusted depletion decreased to $2.06 million (2023: $2.33 million).

General and administrative expenses decreased to $1.53 million (2023: $1.89 million), reflecting the successful implementation of management's proactive cost-cutting measures. This reduction is attributed to the business's overall cost base decrease, driven by synergies realized from the 2022 Altus merger and the completion of the initial phase of corporate restructuring. These efforts have streamlined the Group's structure, resulting in reduced operational costs, and are expected to continue to reduce.

Project evaluation expenses of $0.25 million (2023: $0.47 million) have remained steady across the period. Project evaluation expenses are those activities required to acquire and then manage the Company’s portfolio of royalty assets.

Impairment charges were $nil (2023: $0.12 million), the 2023 charges relates to the Kwale royalty. The Company was informed by the mine operators that that no more royalties will be received from the mine.

Share-based compensation increased to $0.35 million (2023: $0.02 million) due to new issues of share options and restricted share options to directors and employees.

Interest and finance expenses saw a minor increase to $0.67 million (2023: $0.62 million) This increase mirrors the overall rise in SOFR rates during the respective periods (refer to section 9), offset by the reduction in principal during the quarter.

Tax expense for the year has remained steady at $0.30 million (2023: $0.29 million). The tax year balance is formed majority of the withholding tax recognized on royalties and intercompany loans.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

7.	SUMMARY OF QUARTERLY RESULTS

The following is selected financial data of the Company for the last eight quarters ending with the most recently completed quarter, being the three months ended March 31, 2024.

	THREE MONTHS ENDED
	March 31, 2024 $’000	December 31, 2023 $’000	September 30, 2023 $’000	June 30, 2023 $’000
Total revenue	3,327	3,960	2,378	2,600
Adjusted revenue[1]	4,747	5,649	3,652	4,728
Total net profit/(loss)	(1,014)	2,178	(2,606)	(1,557)
Total net profit/(loss) per share – basic and diluted	(0.01)	0.02	(0.01)	(0.01)
Total assets	182,999	188,922	190,338	183,162

	THREE MONTHS ENDED
	March 31, 2023 $’000	December 31, 2022 $’000	September 30, 2022 $’000	June 30, 2022 $’000
Total revenue	2,806	2,573	2,789	2,082
Adjusted revenue[1]	3,827	2,815	3,445	2,082
Total Net loss	(1,916)	(11,518)	(3,134)	(2,352)
Total Net loss per share – basic and diluted	(0.01)	(0.08)	(0.03)	(0.03)
Total assets	184,646	185,928	188,236	84,742

[1]	See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

8.	LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2024, the Company’s cash balance was $9.03 million (December 31, 2023: $11.29 million) with working capital of $14.11 million (December 31, 2023: $16.79 million).

During the three month to March 31, 2024, the Company’s operating activities generated $0.18 million (2023: used $0.58 million), while its investing activities generated $3.33 million (2023: used $3.78 million) and its financing activities used $5.67 million (2023: used $0.67 million).

The Company had no commitments to fund its royalties other than a contingent A$0.4 million payment on a portion of the Mount Pleasant gold royalty in Australia. At March 31, 2024, there had been no decision made to mine this portion of Mount Pleasant and therefore the contingent payment is not due.

The Company’s aggregate operating, investing and financing activities during the quarter plus a FX loss of $0.09 million on revaluation of cash balances resulted in a decrease in its cash balance of $2.26 million (2023:

$5.00 million decrease).

Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

9.	BORROWINGS

National Bank of Canada/Canadian Imperial Banking Corp. loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. The Facility has a term of 3 years, extendable through mutual agreement between the Company, NBC, and CIBC. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility was entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent.

The Company has drawn down $25 million from the Facility at March 31, 2024. The Company recorded an interest and finance expense of $0.67 million for the three month ending March 31, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

10.	NON-IFRS MEASURES

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31,
	2024	2023
	$’000	$’000
Net profit / (loss) from continuing operations	(984)	(1,628)
Project evaluation expenses	25	47
Transaction related expenses	400	-
Interest income	(29)	(30)
Interest and finance expenses	666	620
Adjusted tax expense[1]	685	564
Adjusted depletion[1]	2,055	2,329
Depreciation of property, plant and equipment	-	24
Impairment charge	-	124
Fair value (gain) / loss on investments	(1)	184
Share-based compensation expense	346	19
Loss on disposal	36	-
Adjusted EBITDA	3,199	2,253

1 See Adjusted revenue, depletion and tax expense below.

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Adjusted revenue, depletion, tax expense and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

	Three months ended
	March 31
	2024	2023
	$'000	$'000
Revenue from royalty, stream and other interests	3,327	2,806
Revenue from Caserones	1,420	1,021
Adjusted revenue	4,747	3,827
Depletion of royalty and stream interests	(1,628)	(1,875)
Depletion of Caserones	(427)	(454)
Adjusted depletion	(2,055)	(2,329)
Tax expense	(302)	(288)
Tax charge relating to Caserones	(383)	(276)
Adjusted tax expense	(685)	(564)
Cash flow from operating activities	175	(580)
Dividends received from Caserones	995	512
Adjusted cash flow from operating activities	1,170	(68)

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

11.	FINANCING ACTIVITIES

During the three months ended March 31, 2024, the Company did not engage in equity transactions.

During the three months ended March 31, 2023, the Company completed the following equity financing transactions:

•	On February 21, 2023, the Company issued 1,598,162 common shares at C$1.31 ($0.97) per common share as part of the acquisition of the First Mining royalty portfolio.

12.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

13.	ACCOUNTING STANDARDS RECENTLY ADOPTED

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated interim financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

14.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the three months ended March 31, 2024 and 2023 is as follows:

	Three months ended
	March 31
	2024	2023
	$’000	$’000
Salary, fees, pension and professional fees	405	587
Share-based compensation	229	20
Total	634	607

Amounts due from related parties at March 31, 2024 of $1.09 million (December 31, 2023: $1.10 million) is a receivable of $0.23 million due from Aterian Plc in which the Company holds a 22.14% equity interest and $0.86 million receivable from Akh Gold Ltd which the Company holds a 19.9% equity interest.

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts receivable and other, accounts payable and accrued liabilities and borrowings which are all measured at amortized cost except for investments which are measured at fair value through profit or loss.

Discussions of risks associated with financial assets and liabilities are detailed below:

Market risk

Market risk is the risk that the Company’s future earnings will be adversely impacted by changes in market prices. Market risk for the Company comprises two types of risk: price risk and foreign currency risk.

Price risk

The price risk is the risk that the Company’s future earnings will be adversely impacted by changes in the market prices of commodities. In addition, the Company’s investments in listed securities are subject to movements in their respective share price.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar as well as Egyptian Pound and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s CAD, GBP and AUD denominated monetary assets and liabilities at March 31, 2024, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would result in an increase of approximately $0.11 million in the Company’s net loss. A 10% increase (decrease) of the value of other currencies relative to the US Dollar would not have a material impact on net loss.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest-bearing financial assets and liabilities that the Company uses. Treasury activities are managed using procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest- bearing liabilities comprise the loan drawn under the revolving credit facility with NBC and CIBC which bears interest at a rate of SOFR plus 2.50% - 3.75% per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Fair values

It is the Board’s opinion that the carrying values of the cash and cash equivalents, other receivables, all trade and other payables in the condensed interim consolidated statement of financial position approximate their fair values due to their short-term nature. The estimated fair value of the NBC/CIBC loan at March 31, 2024 was $25.0 million, based on a Level 1 fair value hierarchy. Majority investments are carried at fair value, which is a Level 1 valuation based on the published prices of listed securities.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and in the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

16.	OUTSTANDING SHARE DATA

Common shares

As at the date of this MD&A, the Company had 195,990,392 common shares issued and outstanding.

Stock Options and Performance Share Units

The following is a summary of Elemental Altus’ issued and outstanding stock options and PSUs at the date of this MD&A:

Type	Expiry Date	Exercise Price		Trading Price Hurdle		Number Outstanding	Number Exercisable
Stock options
	July 28, 2025	C$	1.50		-	825,000	825,000
	December 20, 2027	C$	1.40		-	6,375,000	6,375,000
	February 28, 2029	C$	1.15		-	2,980,000	745,000

Altus replacement options
	August 28, 2025	C$	1.92		-	2,182,946	2,182,946
	August 20, 2026	C$	1.92		-	59,400	59,400
	February 9, 2027	C$	1.70		-	1,149,390	1,149,390

Performance Share Units (“PSUs”)
	July 28, 2025		-	C$	1.70	160,000	160,000
	July 28, 2025		-	C$	2.20	340,000	-

Restricted Share Units (“RSUs”)
	February 28, 2029	C$	1.05		-	1,300,000	-
Total stock options, Altus replacement options, PSU and RSUs						15,371,736	11,496,736

17.	RISKS & UNCERTAINTIES

For detailed risks and uncertainties, refer to the Annual Information Form (“AIF”) dated April 29, 2024 which is available on the Company’s SEDAR profile at www.sedarplus.ca

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

18.	FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company's financial guidance, outlook, the completion of mine expansion under construction phases, and the results of exploration and timing thereof, at the mines or properties that the Company holds an interest in, future royalty payments relating to royalties and streams the Company holds an interest in, and refinancing of the debt. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations, interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict including the impact of the war in Ukraine which has affected energy and food prices, global pandemics, including the COVID-19 pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments, compounded by the effects of the war in Ukraine which have also affected energy and food supplies; business opportunities that become available, or are pursued; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Elemental Altus. The Company assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2024

(Expressed in US Dollars, unless otherwise indicated)

Qualified Person:

Richard Evans, FAusIMM, is Senior Vice President Technical of Elemental Altus. Richard Evans is a qualified person under NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this document.